Assertio Holdings, Inc.

100 South Sanders Rd., Suite 300

Lake Forest, IL 60045

(224) 419-7106

April 16, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attn:  Mr. Jeffrey Gabor

Re:	Assertio Holdings, Inc.
Registration Statement on Form S-4 (File No. 333-237599)

Dear Mr. Gabor:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), Assertio Holdings, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective time of the above referenced Registration Statement on Form S-4 filed by the Company (the “Registration Statement”) be accelerated to 4:00 p.m., Eastern Standard Time, on April 20, 2020 or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Gibson, Dunn & Crutcher LLP by calling Ryan A. Murr at (415) 393-8373, or in his absence, Todd Trattner at (415) 393-8206. We also respectfully request that a copy of the written order from the Commission verifying the effective time of such Registration Statement be sent to Gibson, Dunn & Crutcher LLP, attention: Ryan A. Murr, via email at rmurr@gibsondunn.com.

[Signature page follows]

Very truly yours,

Assertio Holdings, Inc.

By:	/s/ Daniel A. Peisert
Name:	Daniel A. Peisert
Title:	Chief Financial Officer

cc:	Ryan A. Murr, Gibson, Dunn & Crutcher LLP
Todd J. Trattner, Gibson, Dunn & Crutcher LLP

[Signature Page to Acceleration Request]